Suppl. 83-5


RECEIVED
NOV 0 9 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549


15008606

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its

U.S. $500,000,000 Floating Rate Notes due January 9, 2019

under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: November 9, 2015

The following information regarding an issue of U.S. $500,000,000 Floating Rate Notes due January 9, 2019 (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated October 21, 2015 (the "Information Statement"), the Prospectus dated June 3, 2008 (the "Prospectus"), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the "Program Agreement"), the Amended and Restated Global Agency Agreement the Corporation and Citibank, N.A., London Branch, ("Citibank") dated as of June 3, 2008 (the "Global Agency Agreement"), the Final Terms dated November 5, 2015 (the "Final Terms"), and the Terms Agreement dated November 5, 2015 (the "Terms Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a) Title and Date. U.S. $500,000,000 Floating Rate Notes due January 9, 2019

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b) Interest Rate/Interest Payment Date 3 month USD LIBOR + 0.06 per cent Floating Rate per annum payable in arrears on January 9, April 9, July 9 and October 9 in each year, commencing January 9, 2016, and ending on and including the Maturity Date. See, Final Terms, Item 16.

(c) Maturity Date. January 9, 2019.

(d) Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari

passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g) Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h) Other Material Provisions. Not applicable.

(i) Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 100.00 per cent. of the aggregate nominal amount of the Notes. See p. 1 of the Terms Agreement.

(b) Stabilization Provisions. Not applicable.

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Final Terms, "Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A. Information Statement (October 21, 2015);[1]

B. Prospectus (June 3, 2008);[2]

C. Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]

D. Resolution No. IFC 2014-0018 adopted May 9, 2014 by the Board of Directors of the Corporation;[3]

E. Global Agency Agreement (dated as of June 3, 2008);[2]

F. Final Terms (dated November 5, 2015); and

G. Terms Agreement (dated November 5, 2015).

---

[1] Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 21, 2015.

[2] Filed on September 17, 2008.

[3] Filed on July 10, 2014

EXHIBIT F

EXECUTION VERSION

Final Terms dated November 5, 2015


IFC
INTERNATIONAL FINANCE CORPORATION

International Finance Corporation

Issue of

U.S. $500,000,000 Floating Rate Notes due January 9, 2019

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the "Corporation") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation
2.	(i) Series Number:	1482
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	United States Dollar ("U.S. $")
4.	Aggregate Nominal Amount:	
	(i) Series:	U.S. $500,000,000
	(ii) Tranche:	U.S. $500,000,000

5. Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6. (i) Specified Denominations:	U.S. $1,000 and integral multiples thereof
(ii) Calculation Amount:	U.S. $1,000
7. (i) Issue Date:	November 9, 2015
(ii) Interest Commencement Date:	November 9, 2015
8. Maturity Date:	January 9, 2019
9. Interest Basis:	3 month USD LIBOR + 0.06% Floating Rate (further particulars specified below)
10. Redemption/Payment Basis:	Redemption at par
11. Change of Interest or Redemption/Payment Basis:	Not Applicable
12. Put/Call Options:	Not Applicable
13. Status of the Notes:	Senior
14. Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. Fixed Rate Note Provisions:	Not Applicable
16. Floating Rate Note Provisions:	Applicable
(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the First Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date, as each date may be adjusted in accordance with the Modified Business Day Convention
(ii) Specified Interest Payment Dates:	January 9, April 9, July 9 and October 9 in each year, commencing January 9, 2016, and ending on and including the Maturity Date
(iii) First Interest Payment Date:	January 9, 2016
(iv) Interest Period Date:	Each Specified Interest Payment Date
(v) Business Day Convention:	Modified Following Business Day Convention, adjusted
(vi) Business Centre(s):	London and New York
(vii) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination

(viii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent):	Citibank, N.A., London
(ix) Screen Rate Determination:	
– Reference Rate:	3 month USD LIBOR
– Interest Determination Date(s):	With respect to the Rate of Interest and each Interest Accrual Period, the day that is two Business Days in London prior to the first day of such Interest Accrual Period.
– Relevant Screen Page:	Reuters LIBOR01 as of 11:00 a.m. London time on each Interest Determination Date
(x) ISDA Determination:	Not Applicable
(xi) Margin(s):	0.06 per cent.
(xii) Minimum Rate of Interest:	Not Applicable
(xiii) Maximum Rate of Interest:	Not Applicable
(xiv) Day Count Fraction:	Actual/360
(xv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Refer to the Conditions
17. Zero Coupon Note Provisions:	Not Applicable
18. Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable
19. Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20. Call Option I:	Not Applicable
Call Option II (Automatic):	Not Applicable
21. Put Option:	Not Applicable
22. Final Redemption Amount of each	U.S. $1,000 per Calculation Amount

Note:

23. Early Redemption Amount: Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	U.S. $1,000 per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24. Form of Notes:	Registered Notes: DTC Global Registered Certificate available on Issue Date
25. New Global Note (NGN):	No
26. Financial Centre(s) or other special provisions relating to payment dates:	New York and London Notwithstanding Condition 6(h), if any payment date would fall on a date which is not a business day, the relevant date will be the first following day which is a business day, unless that day falls in the next calendar month, in which case the relevant date will be the first preceding day which is a business day. In the above paragraph, "business day" means a day on which banks and foreign exchange markets are open for business in the (i) relevant place of presentation, (ii) any Financial Centres and (iii) the principal financial centre of the country of the relevant currency.
27. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
28. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Corporation to forfeit the Notes and interest due on late payment:	Not Applicable

29. Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable
30. Redenomination, renominalization and reconventioning provisions:	Not Applicable
31. Consolidation provisions:	Not Applicable
32. Additional terms:	Applicable
(i) Governing law:	New York

DISTRIBUTION

33. (i) If syndicated, names and addresses of Managers and underwriting commitments:	Barclays Bank PLC – U.S. $166,667,000 5 The North Colonnade, Canary Wharf London E14 4BB Attention: Debt Syndicate Telephone: +44 207 773 9098 Facsimile: +44 207 516 7548 Citigroup Global Markets Inc. – U.S.$ 166,667,000 388 Greenwich Street New York, New York 10013 Attention: Transaction Execution Group Telephone: +1 212 816 1135 Facsimile: +1 646 291 5209 The Toronto-Dominion Bank – U.S.$ 166,666,000 60 Threadneedle Street London EC2R 8AP United Kingdom Attention: Managing Director, Syndicate & Origination Desk Tel: +44 (0) 20 7628 2262 Facsimile: +44 (0) 20 7628 1054
(ii) Date of Terms Agreement:	November 5, 2015
(iii) Stabilizing Manager(s) (if any):	Not Applicable
34. If non-syndicated, name and address of Dealer:	Not Applicable

35. Total commission and concession: Not Applicable

36. Additional selling restrictions: Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By: 

Duly authorized

PART B – OTHER INFORMATION

LISTING

(i) Listing:	Luxembourg
(ii) Admission to trading:	Application will be made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from November 9, 2015.

RATINGS

Ratings:	Notes under the Program have been rated: S & P: AAA Moody's: Aaa

INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	US45950VHC37
Common Code:	131771355
CUSIP:	45950VHC3
Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, *société anonyme* and The Depository Trust Company and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

GENERAL

Applicable TEFRA exemption:	Not Applicable

UNITED STATES TAXATION

The following supplements the discussion under "Tax Matters" in the Prospectus and is subject to the limitations and exceptions set forth therein.

Capital Gains

As discussed in the Prospectus under "Tax Matters—United States Federal Income Taxation—Purchase, Sale and Retirement of the Notes", a U.S. Holder may recognize capital gain or loss upon a sale of the Notes. Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates (which may exceed the 15% rate referenced in the Prospectus) where the property is held for more than one year.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the U.S. Holder's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual's circumstances). A holder's net investment income generally includes its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investments in the Notes.

Information with Respect to Foreign Financial Assets

Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

EXHIBIT G.

EXECUTION VERSION

TERMS AGREEMENT NO. 1482 UNDER THE STANDARD PROVISIONS

November 5, 2015

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1 The undersigned agree to purchase from you (the "**Corporation**") the Corporation's U.S. $500,000,000 Floating Rate Notes due January 9, 2019 (the "**Notes**") described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the "**Final Terms**") at 9:00 a.m. New York City time on November 9, 2015 (the "**Settlement Date**") at an aggregate purchase price of U.S. $500,000,000 (which is 100.00 per cent. of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the "**Standard Provisions**"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2 When used herein and in the Standard Provisions as so incorporated, the term "**Notes**" refers to the Notes as defined herein, the term "**Time of Sale**" refers to November 2, 2015, 5:18 p.m. London time and the term "**Dealers**" refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3 The Corporation represents and warrants to each of the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

4 The obligation of each of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer's certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions, dated as of the Settlement Date.

5 The Corporation agrees that it will issue the Notes and each of the undersigned severally and not jointly agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.00 per cent. of the nominal amount of the Notes).

The respective nominal amounts of the Notes that each of the undersigned commits to underwrite are set forth opposite their names below in Schedule I hereto.

6 The purchase price specified above will be paid by Barclays Bank PLC on behalf of the Dealers by wire transfer in same-day funds to the Corporation for value on the Settlement Date.

7 The Corporation hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. Each of the undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

8 In consideration of the Corporation appointing each of the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Corporation and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

9 Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of each of the undersigned which have arisen prior to such termination.

10 For purposes hereof, the notice details of each of the undersigned are set out in Schedule II hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

11 If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Agreement, Dealers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the nominal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Dealers shall be entitled to terminate this Agreement without any liability on the part of any

non-defaulting Dealers. Nothing herein will relieve a defaulting Dealer from liability for its default.

12 This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

13 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BARCLAYS BANK PLC



By: ______________________

Name:

Title: Sean White
Legal UK & Europe
Authorised to Sign

CITIGROUP GLOBAL MARKETS INC.

By: ______________________

Name:

Title:

THE TORONTO-DOMINION BANK

By: ______________________

Name:

Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: ______________________

Name:

Title:

BARCLAYS BANK PLC

By: ______________________________
Name:
Title:

CITIGROUP GLOBAL MARKETS INC.



By: ______________________________
Name: Jack D. McSpadden, Jr.
Title: Managing Director

THE TORONTO-DOMINION BANK

By: ______________________________
Name:
Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: ______________________________
Name:
Title:

BARCLAYS BANK PLC

By: _________________________
Name:
Title:

CITIGROUP GLOBAL MARKETS INC.

By: _________________________
Name:
Title:

THE TORONTO-DOMINION BANK



By:
Name:
Title:

Paul Eustace
Managing Director
Head of Syndicate
The Toronto-Dominion Bank

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: _________________________
Name:
Title:

BARCLAYS BANK PLC

By: ______________________________

Name:
Title:

CITIGROUP GLOBAL MARKETS INC.

By: ______________________________

Name:
Title:

THE TORONTO-DOMINION BANK

By: ______________________________
Name:
Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: 

Name: TAKEHISA EGUCHI
Title: DIRECTOR

SCHEDULE I

Dealer	Nominal Amount of Notes
Barclays Bank PLC	$166,667,000
Citigroup Global Markets Inc.	$166,667,000
The Toronto-Dominion Bank	$166,666,000
Total:	**$500,000,000**

SCHEDULE II

Notice Details of the Dealers:

Barclays Bank PLC
5 The North Colonnade, Canary Wharf
London E14 4BB
Attention: Debt Syndicate
Telephone: +44 207 773 9098
Facsimile: +44 207 516 7548

Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013
Attention: Transaction Execution Group
Telephone: +1 212 816 1135
Facsimile: +1 646 291 5209

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom
Attention: Managing Director, Syndicate & Origination Desk
Tel: +44 (0) 20 7628 2262
Facsimile: +44 (0) 20 7628 1054

IFC International Finance Corporation WORLD BANK GROUP


SEC MAIL PROCESSING
RECEIVED
NOV 0 9 2015
WASH, D.C.
194
SECTION

File No. 83-5
Regulation IFC: Rule 3

November 9, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing in compliance with Rule 3 of Regulation IFC are two copies of the Report of International Finance Corporation in respect of its U.S. $500,000,000 Floating Rate Notes due January 9, 2019 dated November 9, 2015.

Very truly yours,

INTERNATIONAL FINANCE CORPORATION



Lydia R. Omardin
Legal Analyst

Attachments

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its

U.S. $500,000,000 Floating Rate Notes due January 9, 2019

under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: November 9, 2015

The following information regarding an issue of U.S. $500,000,000 Floating Rate Notes due January 9, 2019 (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated October 21, 2015 (the "Information Statement"), the Prospectus dated June 3, 2008 (the "Prospectus"), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the "Program Agreement"), the Amended and Restated Global Agency Agreement the Corporation and Citibank, N.A., London Branch, ("Citibank") dated as of June 3, 2008 (the "Global Agency Agreement"), the Final Terms dated November 5, 2015 (the "Final Terms"), and the Terms Agreement dated November 5, 2015 (the "Terms Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a) Title and Date. U.S. $500,000,000 Floating Rate Notes due January 9, 2019

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b) Interest Rate/Interest Payment Date 3 month USD LIBOR + 0.06 per cent Floating Rate per annum payable in arrears on January 9, April 9, July 9 and October 9 in each year, commencing January 9, 2016, and ending on and including the Maturity Date. See, Final Terms, Item 16.

(c) Maturity Date. January 9, 2019.

(d) Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari

passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g) Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h) Other Material Provisions. Not applicable.

(i) Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 100.00 per cent. of the aggregate nominal amount of the Notes. See p. 1 of the Terms Agreement.

(b) Stabilization Provisions. Not applicable.

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Final Terms, "Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A. Information Statement (October 21, 2015);[1]

B. Prospectus (June 3, 2008);[2]

C. Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]

D. Resolution No. IFC 2014-0018 adopted May 9, 2014 by the Board of Directors of the Corporation;[3]

E. Global Agency Agreement (dated as of June 3, 2008);[2]

F. Final Terms (dated November 5, 2015); and

G. Terms Agreement (dated November 5, 2015).

---

1 Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 21, 2015.

2 Filed on September 17, 2008.

3 Filed on July 10, 2014

EXHIBIT F

EXECUTION VERSION

Final Terms dated November 5, 2015


IFC
INTERNATIONAL FINANCE CORPORATION

International Finance Corporation

Issue of

U.S. $500,000,000 Floating Rate Notes due January 9, 2019

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the "Corporation") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation
2.	(i) Series Number:	1482
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	United States Dollar ("U.S. $")
4.	Aggregate Nominal Amount:	
	(i) Series:	U.S. $500,000,000
	(ii) Tranche:	U.S. $500,000,000

5. Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6. (i) Specified Denominations:	U.S. $1,000 and integral multiples thereof
(ii) Calculation Amount:	U.S. $1,000
7. (i) Issue Date:	November 9, 2015
(ii) Interest Commencement Date:	November 9, 2015
8. Maturity Date:	January 9, 2019
9. Interest Basis:	3 month USD LIBOR + 0.06% Floating Rate (further particulars specified below)
10. Redemption/Payment Basis:	Redemption at par
11. Change of Interest or Redemption/Payment Basis:	Not Applicable
12. Put/Call Options:	Not Applicable
13. Status of the Notes:	Senior
14. Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. Fixed Rate Note Provisions:	Not Applicable
16. Floating Rate Note Provisions:	Applicable
(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the First Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date, as each date may be adjusted in accordance with the Modified Business Day Convention
(ii) Specified Interest Payment Dates:	January 9, April 9, July 9 and October 9 in each year, commencing January 9, 2016, and ending on and including the Maturity Date
(iii) First Interest Payment Date:	January 9, 2016
(iv) Interest Period Date:	Each Specified Interest Payment Date
(v) Business Day Convention:	Modified Following Business Day Convention, adjusted
(vi) Business Centre(s):	London and New York
(vii) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination

(viii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent):	Citibank, N.A., London
(ix) Screen Rate Determination:	
– Reference Rate:	3 month USD LIBOR
– Interest Determination Date(s):	With respect to the Rate of Interest and each Interest Accrual Period, the day that is two Business Days in London prior to the first day of such Interest Accrual Period.
– Relevant Screen Page:	Reuters LIBOR01 as of 11:00 a.m. London time on each Interest Determination Date
(x) ISDA Determination:	Not Applicable
(xi) Margin(s):	0.06 per cent.
(xii) Minimum Rate of Interest:	Not Applicable
(xiii) Maximum Rate of Interest:	Not Applicable
(xiv) Day Count Fraction:	Actual/360
(xv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Refer to the Conditions
17. Zero Coupon Note Provisions:	Not Applicable
18. Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable
19. Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20. Call Option I:	Not Applicable
Call Option II (Automatic):	Not Applicable
21. Put Option:	Not Applicable
22. Final Redemption Amount of each	U.S. $1,000 per Calculation Amount

Note:

23.	Early Redemption Amount:	U.S. $1,000 per Calculation Amount
	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Registered Notes: DTC Global Registered Certificate available on Issue Date
25.	New Global Note (NGN):	No
26.	Financial Centre(s) or other special provisions relating to payment dates:	New York and London Notwithstanding Condition 6(h), if any payment date would fall on a date which is not a business day, the relevant date will be the first following day which is a business day, unless that day falls in the next calendar month, in which case the relevant date will be the first preceding day which is a business day. In the above paragraph, "business day" means a day on which banks and foreign exchange markets are open for business in the (i) relevant place of presentation, (ii) any Financial Centres and (iii) the principal financial centre of the country of the relevant currency.
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Corporation to forfeit the Notes and interest due on late payment:	Not Applicable

29. Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable
30. Redenomination, renominalization and reconventioning provisions:	Not Applicable
31. Consolidation provisions:	Not Applicable
32. Additional terms:	Applicable
(i) Governing law:	New York

DISTRIBUTION

33. (i) If syndicated, names and addresses of Managers and underwriting commitments:	Barclays Bank PLC – U.S. $166,667,000 5 The North Colonnade, Canary Wharf London E14 4BB Attention: Debt Syndicate Telephone: +44 207 773 9098 Facsimile: +44 207 516 7548 Citigroup Global Markets Inc. – U.S.$ 166,667,000 388 Greenwich Street New York, New York 10013 Attention: Transaction Execution Group Telephone: +1 212 816 1135 Facsimile: +1 646 291 5209 The Toronto-Dominion Bank – U.S.$ 166,666,000 60 Threadneedle Street London EC2R 8AP United Kingdom Attention: Managing Director, Syndicate & Origination Desk Tel: +44 (0) 20 7628 2262 Facsimile: +44 (0) 20 7628 1054
(ii) Date of Terms Agreement:	November 5, 2015
(iii) Stabilizing Manager(s) (if any):	Not Applicable
34. If non-syndicated, name and address of Dealer:	Not Applicable

35. Total commission and concession: Not Applicable

36. Additional selling restrictions: Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By: 

Duly authorized

PART B – OTHER INFORMATION

LISTING

(i) Listing:	Luxembourg
(ii) Admission to trading:	Application will be made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from November 9, 2015.

RATINGS

Ratings:	Notes under the Program have been rated: S & P: AAA Moody's: Aaa

INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	US45950VHC37
Common Code:	131771355
CUSIP:	45950VHC3
Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, *société anonyme* and The Depository Trust Company and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

GENERAL

Applicable TEFRA exemption:	Not Applicable

UNITED STATES TAXATION

The following supplements the discussion under "Tax Matters" in the Prospectus and is subject to the limitations and exceptions set forth therein.

Capital Gains

As discussed in the Prospectus under "Tax Matters—United States Federal Income Taxation—Purchase, Sale and Retirement of the Notes", a U.S. Holder may recognize capital gain or loss upon a sale of the Notes. Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates (which may exceed the 15% rate referenced in the Prospectus) where the property is held for more than one year.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the U.S. Holder's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual's circumstances). A holder's net investment income generally includes its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investments in the Notes.

Information with Respect to Foreign Financial Assets

Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

Exhibit G.

EXECUTION VERSION

TERMS AGREEMENT NO. 1482 UNDER THE STANDARD PROVISIONS

November 5, 2015

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1 The undersigned agree to purchase from you (the "**Corporation**") the Corporation's U.S. $500,000,000 Floating Rate Notes due January 9, 2019 (the "**Notes**") described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the "**Final Terms**") at 9:00 a.m. New York City time on November 9, 2015 (the "**Settlement Date**") at an aggregate purchase price of U.S. $500,000,000 (which is 100.00 per cent. of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the "**Standard Provisions**"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2 When used herein and in the Standard Provisions as so incorporated, the term "**Notes**" refers to the Notes as defined herein, the term "**Time of Sale**" refers to November 2, 2015, 5:18 p.m. London time and the term "**Dealers**" refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3 The Corporation represents and warrants to each of the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

4 The obligation of each of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer's certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions, dated as of the Settlement Date.

5 The Corporation agrees that it will issue the Notes and each of the undersigned severally and not jointly agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.00 per cent. of the nominal amount of the Notes).

The respective nominal amounts of the Notes that each of the undersigned commits to underwrite are set forth opposite their names below in Schedule I hereto.

6 The purchase price specified above will be paid by Barclays Bank PLC on behalf of the Dealers by wire transfer in same-day funds to the Corporation for value on the Settlement Date.

7 The Corporation hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. Each of the undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

8 In consideration of the Corporation appointing each of the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Corporation and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

9 Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of each of the undersigned which have arisen prior to such termination.

10 For purposes hereof, the notice details of each of the undersigned are set out in Schedule II hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

11 If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Agreement, Dealers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the nominal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Dealers shall be entitled to terminate this Agreement without any liability on the part of any

non-defaulting Dealers. Nothing herein will relieve a defaulting Dealer from liability for its default.

12 This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

13 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BARCLAYS BANK PLC

By: 

Name:

Title: **Sean White**
Legal UK & Europe
Authorised to Sign

CITIGROUP GLOBAL MARKETS INC.

By: ______________________

Name:

Title:

THE TORONTO-DOMINION BANK

By: ______________________

Name:

Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: ______________________

Name:

Title:

BARCLAYS BANK PLC

By: ____________________________

Name:

Title:

CITIGROUP GLOBAL MARKETS INC.

By: 

Name: Jack D. McSpadden, Jr.

Title: Managing Director

THE TORONTO-DOMINION BANK

By: ____________________________

Name:

Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: ____________________________

Name:

Title:

BARCLAYS BANK PLC

By: ______________________________
Name:
Title:

CITIGROUP GLOBAL MARKETS INC.

By: ______________________________
Name:
Title:

THE TORONTO-DOMINION BANK



By: ______________________________
Name:
Title:

Paul Eustace
Managing Director
Head of Syndicate
The Toronto-Dominion Bank

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: ______________________________
Name:
Title:

BARCLAYS BANK PLC

By: ______________________________

Name:

Title:

CITIGROUP GLOBAL MARKETS INC.

By: ______________________________

Name:

Title:

THE TORONTO-DOMINION BANK

By: ______________________________

Name:

Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: 

Name: TAKEHISA EGUCHI

Title: DIRECTOR

DC_LAN01:319091.2

SCHEDULE I

Dealer	Nominal Amount of Notes
Barclays Bank PLC	$166,667,000
Citigroup Global Markets Inc.	$166,667,000
The Toronto-Dominion Bank	$166,666,000
Total:	**$500,000,000**

SCHEDULE II

Notice Details of the Dealers:

Barclays Bank PLC
5 The North Colonnade, Canary Wharf
London E14 4BB
Attention: Debt Syndicate
Telephone: +44 207 773 9098
Facsimile: +44 207 516 7548

Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013
Attention: Transaction Execution Group
Telephone: +1 212 816 1135
Facsimile: +1 646 291 5209

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom
Attention: Managing Director, Syndicate & Origination Desk
Tel: +44 (0) 20 7628 2262
Facsimile: +44 (0) 20 7628 1054